UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                          SOUTHERN SAUCE COMPANY, INC.
         ---------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   84379P 10 1
            --------------------------------------------------------
                                 (CUSIP Number)


                          VISION CAPITAL ADVISORS, LLC
         (formerly known as Vision Opportunity Capital Management, LLC)
                         20 West 55th Street, 5th Floor
                            New York, New York 10019
                               Tel: (212) 849-8242
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 9, 2008
         ---------------------------------------------------------------
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP: 84379P 10 1
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Vision Capital Advisors, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
    NUMBER OF        7.     SOLE VOTING POWER     0
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       8.     SHARED VOTING POWER    2,335,234
    OWNED BY         -----------------------------------------------------------
      EACH           9.     SOLE DISPOSITIVE POWER    0
    REPORTING        -----------------------------------------------------------
   PERSON WITH       10.    SHARED DISPOSITIVE POWER    2,335,234
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,335,234
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

CUSIP: 84379P 10 1
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Vision Opportunity China Fund Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey
--------------------------------------------------------------------------------
    NUMBER OF        7.     SOLE VOTING POWER     0
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       8.     SHARED VOTING POWER    2,335,234
    OWNED BY         -----------------------------------------------------------
      EACH           9.     SOLE DISPOSITIVE POWER    0
    REPORTING        -----------------------------------------------------------
   PERSON WITH       10.    SHARED DISPOSITIVE POWER    2,335,234
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,335,234
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP: 84379P 10 1
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Vision Opportunity China LP
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey
--------------------------------------------------------------------------------
    NUMBER OF        7.     SOLE VOTING POWER     0
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       8.     SHARED VOTING POWER    2,335,234
    OWNED BY         -----------------------------------------------------------
      EACH           9.     SOLE DISPOSITIVE POWER    0
    REPORTING        -----------------------------------------------------------
   PERSON WITH       10.    SHARED DISPOSITIVE POWER   2,335,234
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,335,234
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP: 84379P 10 1
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Vision Opportunity China GP Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey
--------------------------------------------------------------------------------
    NUMBER OF        7.     SOLE VOTING POWER     0
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       8.     SHARED VOTING POWER    2,335,234
    OWNED BY         -----------------------------------------------------------
      EACH           9.     SOLE DISPOSITIVE POWER    0
    REPORTING        -----------------------------------------------------------
   PERSON WITH       10.    SHARED DISPOSITIVE POWER   2,335,234
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,335,234
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP: 84379P 10 1
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Adam Benowitz
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
    NUMBER OF        7.     SOLE VOTING POWER     0
     SHARES          -----------------------------------------------------------
  BENEFICIALLY       8.     SHARED VOTING POWER    2,335,234
    OWNED BY         -----------------------------------------------------------
      EACH           9.     SOLE DISPOSITIVE POWER    0
    REPORTING        -----------------------------------------------------------
   PERSON WITH       10.    SHARED DISPOSITIVE POWER    2,335,234
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,335,234
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                Explanatory Note
                                ----------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Southern Sauce Company Inc., a Florida corporation (the "Company" or the "Issuer"). This Amendment No. 1 supplements Items 3, 4 and 7 and amends and restates in their entirety Items 1 and 5 of the Schedule 13D filed by Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey (the "China Fund"), (ii) Vision Opportunity China GP Limited, a corporate entity organized under the laws of Guernsey (the "China Fund GP"), (iii) Vision Opportunity China Fund Limited, a corporate entity organized under the laws of Guernsey (the "China Fund Ltd."), (iv) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), and (v) Adam Benowitz, a United States citizen (all of the foregoing, collectively, the "Reporting Persons") on February 26, 2008.

Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Southern Sauce Company Inc. (the "Issuer"), whose principal executive offices are located at 31200 Via Colinas, Ste. 200, Westlake Village, CA 91362.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of funds for the securities acquired pursuant to the Purchase Agreement (as defined below) is working capital of the China Fund, and the amount of funds is $15,000,000.

Item 4. Purpose of Transaction.

     Reverse Stock Split

     Effective April 14, 2008, the Issuer amended Article 3 of its articles of incorporation to affect a 2 to 1 reverse stock split of its Common Stock resulting in the China Fund's ownership of the Issuer's Common Stock decreasing from 1,355,000 shares to 677,500 shares.

     Merger Agreement

     On June 9, 2008, the Issuer entered into and consummated a Merger Agreement and Plan of Reorganization ("Merger Agreement") by and among Shen Kun International Limited, a British Virgin Islands limited liability company ("Shen Kun"), and the stockholders of 100% of Shen Kun's common stock, on the one hand, and the Issuer, its wholly-owned subsidiary Shen Kun Acquisition Sub Limited, a British Virgin Islands limited liability company, and the holders of a majority of the Issuer's issued and outstanding common stock ("Majority Stockholders"), on the other hand. The China Fund is a party to the Merger Agreement as one of the Issuer's Majority Stockholders.

     Within ninety (90) days of the Closing Date (as defined in the Merger Agreement), the Issuer shall have increased the number of members of its Board of Directors to five (5) members, of which three (3) directors shall be independent and two (2) of such independent directors shall have been approved by the China Fund.

     Securities Purchase Agreement

     On June 10, 2008, the Issuer executed a Securities Purchase Agreement (the "Purchase Agreement") by and among the Issuer on the one hand, and a group of accredited investors, including the China Fund on the other hand. Under the Purchase Agreement, the Issuer issued to the China Fund 5,915,526 shares of Series A Convertible Preferred Stock, par value $0.001 (the "Series A Preferred Stock"), and warrants to purchase 7,098,632 shares of Common Stock expiring June 10, 2013, at an exercise price of $3.52 per share (the "Warrants"), for total consideration of $15,000,000. The Series A Preferred Stock and the Warrants are convertible/exercisable into shares of Common Stock at any time at the option of the China Fund. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the China Fund may not acquire shares of Common Stock upon conversion of the Series A Preferred Stock or upon exercise of the Warrants to the extent that, upon conversion or exercise, the number of shares of Common Stock beneficially owned by the China Fund and its affiliates would exceed 9.9% of the issued and outstanding shares of Common Stock of the Issuer, provided that this restriction can be waived at any time by the China Fund upon 61 days notice.

     Registration Rights Agreement

     The Issuer entered into a Registration Rights Agreement with the China Fund dated June 10, 2008 and certain other shareholders of the Issuer, pursuant to which it granted the China Fund and such other shareholders certain registration rights with respect to the shares of Common Stock beneficially owned by such shareholders, immediately prior to the closing of the Merger Agreement.

     In addition, the Issuer entered into a Registration Rights Agreement with the China Fund and the other investors under the Purchase Agreement, pursuant to which it granted to the China Fund and such other investors certain registration rights with respect to the Common Stock issuable upon conversion of the Series A Preferred Stock or exercise of the Warrants.

     General

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

(a) The China Fund beneficially owns 2,335,234 shares of Common Stock, representing 9.9% of all of the issued and outstanding shares of Common Stock. The China Fund GP, the China Fund Ltd., the Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the China Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 22,112,500 shares of Common Stock outstanding as of as of June 9, 2008, as reported by the Issuer's Schedule 14F1 filed June 10, 2008.

(b) The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the 2,335,234 shares reported herein.

(c) Except as described in Item 4, the Reporting Persons and, to the knowledge of the Reporting Persons, the Directors and Officers, did not effect any transactions in the Issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.

(e)  Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.   Document

1 Form of Merger Agreement and Plan of Reorganization, dated as of June 9, 2008*

2             Form of Securities Purchase Agreement, dated as of June 10, 2008*

3.            Form of Registration Rights Agreement, dated as of June 10, 2008*

4.            Form of Shell Registration Rights Agreement, dated as of June 10,
              2008*

5.            Form of Series A Warrant, dated as of June 10, 2008*

6. Form of Certificate of Designations, Preferences, Rights and Limitations of Series A Convertible Preferred Stock*

*  To be filed by amendment.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 12, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC

                                       By: /s/ ADAM BENOWITZ
                                           ------------------------------------
                                           Adam Benowitz, for himself and as
                                           Managing Member of the Investment
                                           Manager


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ DAVID BENWAY
                                           ------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP and the China Fund Ltd.

                                   SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the China Fund Ltd.

DIRECTORS

Christopher Norman Fish (British Citizen)
Professional Director
LeVillocq Farmhouse
Le Villocq, Castel, Guernsey, GY5 7SA

Dr. Randolph Baer Cohen (US Citizen)
Vision Capital Advisors, LLC
20 West 55th Street, Fifth Floor
New York, New York 10019

David William Benway (US Citizen)
Director of Business Development
Vision Capital Advisors, LLC
20 West 55th Street, Fifth Floor
New York, New York 10019

Ruiping Wang (Hong Kong Citizen)
Managing Director
TDR Capital International Ltd.
Room 1201, Tower Two
Lippo Centre, 89 Queensway, Hong Kong

Dr. Christopher Keith Polk (US Citizen)
Professor of Finance
London School of Economics and Political Science
Houghton Street, London, WC2A2AE, UK

EXECUTIVE OFFICERS

None.

                                  EXHIBIT INDEX

Exhibit No.   Document

1 Form of Merger Agreement and Plan of Reorganization, dated as of June 9, 2008*

2             Form of Securities Purchase Agreement, dated as of June 10, 2008*

3.            Form of Registration Rights Agreement, dated as of June 10, 2008*

4.            Form of Shell Registration Rights Agreement, dated as of June 10,
              2008*

5.            Form of Series A Warrant, dated as of June 10, 2008*

6. Form of Certificate of Designations, Preferences, Rights and Limitations of Series A Convertible Preferred Stock*

*  To be filed by amendment.